Mail Stop 4720

December 15, 2010

Carol W. Soto
Chief Financial Officer
Atlantic Southern Financial Group, Inc.
1701 Bass Road
Macon, Georgia 31210

      Re: **Atlantic Southern Financial Group, Inc.**
              Form 10-Q for Fiscal Quarter Ended
              September 30, 2010
              File No. 0-51112

Dear Ms. Soto:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q as of September 30, 2010

Management's Discussion and Analysis, page 22

Asset Quality, page 28

1. We note the deterioration in the credit quality of your loan portfolio as evidenced by the significant increase in non-performing loans over recent periods and the reduced coverage of allowance. We note your total non-performing loans to total loans was 14 atlantic southern financial atlantic southern financial.57% and 16.13% as of September 30, 2010 and December 31, 2009, respectively and the allowance for loan losses to total non-performing loans was 21.06% and 18.53% as of as of September 30, 2010 and December 31, 2009, respectively (and the ratios above exclude accruing troubled debt restructurings from your

determination of total non-performing loans.) We further note that you booked a $43.1 million provision during the year ending December 31, 2009 and only $5.5 million during the nine month period ending September 30, 2010 despite the fact you charged off $8.3 million in loans during the nine month period.   In light of these facts, please tell us why you believe your allowance for loan losses was appropriate as of September 30, 2010 and December 31, 2009.   In your response, please provide persuasive evidence which will support the judgments and determinations you made and how and why these were consistently applied in accordance with your allowance for loan losses methodology under GAAP for the periods noted above. We may have additional comments upon receipt and review of your response.

2. In your Form 10-K as of December 31, 2009, you state you have $1.3 million in troubled debt restructurings that are performing in accordance with their modified terms. In your Form 10-Q as of September 30, 2010, you state you had $12.8 million in troubled debt restructurings as of December 31, 2009 and $1.6 million of these loans were accruing. Please reconcile these statements and revise future filings accordingly.

3. We note your troubled debt restructurings of $16.0 million as of September 30, 2010. Given the significance of these restructured loans, please tell us and revising future filings to disclose the following:
    - A description of the key features of the modifications including the significant terms modified and whether the modifications are short-term or long-term;
    - Policy on how many payments the borrower needs to make before returning the non-accruing loans to accrual status; and
    - Enhanced discussion of the type of concessions made (reduction in interest rate, payment extensions, forgiveness of principal, etc).

4. Please tell us and disclose in future filings the amount of modified loans by loan type that you believe do not meet the definition of a troubled debt restructuring.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant